The Herzfeld Caribbean Basin Fund, Inc.
                                 P.O. Box 161465
                                 Miami, FL 33116
                                 (305) 271-1900

                               September 19, 2007

VIA EDGAR
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Division of Investment Management
U.S. Securities and Exchange Commission
Attn.: Brion R. Thompson, Senior Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   The Herzfeld Caribbean Basin Fund, Inc.
                  Registration Statement on Form N-2
                  (File Nos. 333-144838 and 811-06445)
                  Request for Acceleration of Effective Date
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Ladies and Gentlemen:

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), The Herzfeld Caribbean Basin Fund, Inc. (the "Registrant"), hereby requests that the Securities and Exchange Commission (the "Commission") declare the Registrant's Registration Statement on Form N-2 effective at 5:00 p.m. on Thursday, September 20, 2007, or as soon as practicable thereafter.

            You may direct any questions or comments concerning this request to Joseph V. Del Raso, Esq. of Pepper Hamilton LLP (215) 981-4506 or, in his absence, to John P. Falco at (215) 981-4659.

                                         THE HERZFELD CARIBBEAN BASIN FUND, INC.


                                         By: /s/ Cecilia Gondor
                                             -----------------------------------
                                             Cecilia Gondor
                                             Secretary and Treasurer